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                              December 28, 2021

       Matthew Wolfson
       Chief Executive Officer and Chief Financial Officer
       Electromedical Technologies, Inc.
       16561 N. 92nd Street, Suite 101
       Scottsdale, AZ 85260

                                                        Re: Electromedical
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 21,
2021
                                                            File No. 333-261802

       Dear Mr. Wolfson:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. As you are not eligible to incorporate your future filings by reference because you are a penny stock, please
remove the statement that your subsequently filed periodic and current reports are
incorporated by reference into the prospectus. See General Instruction
                                                        VII.D to Form S-1.
   2. Please confirm that you have executed a binding purchase agreement with White Lion
                                                        LLC and revise the
filing accordingly. While you disclose on this page and throughout the filing that the
Purchase Notices with White Lion LLC will be "irrevocable," it is not clear if the underlying
agreement is executed and binding.
 Matthew Wolfson
Electromedical Technologies, Inc.
December 28, 2021
Page 2
Exhibit Index, page 120

3. The majority of the hyperlinked exhibits starting at exhibit 10.5 do not appear to correctly track the exhibits listed in the exhibit index. Please revise. Most critically, please ensure that you have properly filed the Common Stock Purchase and Registration Rights
      Agreements with White Lion Capital LLC as exhibits. These Agreements are currently listed as having been filed as exhibits 10.21 and 10.22, but the hyperlinks do not correspond to these exhibits nor does it appear that that you filed the Agreements elsewhere.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any questions.



                                                             Sincerely,
FirstName LastNameMatthew Wolfson
                                                             Division of
Corporation Finance
Comapany NameElectromedical Technologies, Inc.
                                                             Office of Life
Sciences
December 28, 2021 Page 2
cc:       Tad Mailander
FirstName LastName